Mail Stop 3720

August 14, 2007

Via U.S. Mail

Mr. Tong Jilu
Chief Financial Officer
China Unicom Limited
75th Floor, The Center
99 Queen's Road Central
Hong Kong

        RE: China Unicom Limited
                  Form 20-F for the Year ended December 31, 2006
                  Filed June 29, 2007
                  File No. 001-15028

Dear Mr. Tong:

We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Year Ended December 31, 2006

Note 38. Significant Differences Between HKFRS and US GAAP

HKFRS and US GAAP net income reconciliation table, page F-94

1.   We note in your HKFRS disclosures (in Note 4 on page F-34) that "[t]he Group considers that costs of the CDMA handsets provided to contractual subscribers under these promotional packages as customer acquisition costs for the development of these new CDMA contractual subscribers. Such customer acquisition costs are deferred to the extent expected to be recoverable, and amortized over the contractual periods (not exceeding two years) …". In this regard, please advise us and disclose in Note 38 how you have accounted for the different deliverables in your promotional packages or bundled arrangements under US GAAP. Refer to EITF 00-21. If your HKFRS accounting policy differs from that of US GAAP, advise us where you have reflected the difference in the HKFRS and US GAAP net income reconciliation table in Note 38.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director